

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Ambrose Egbuonu
Chairman of the Board of Directors
JPX Global Inc.
8830 Lyndon B. Johnson Fwy
Suite 310
Dallas, Texas 75243

> **Re: JPX Global Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 26, 2023**
> **File No. 024-12285**

Dear Ambrose Egbuonu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023 letter.

Offering Statement on Form 1-A filed August 11, 2023

Cover Page

1. We refer you back to prior comment 2. Please revise the cover page to disclose the voting power held by Kuldip Singh, the Chief Executive Officer. We note that Mr. Singh owns 5 Series A preferred shares which entitles him to maintain at least 60% of the voting interest of the Company and to convert those shares into 2,000,000,000 shares of common stock per Series A preferred share.

Security Ownership of Management and Certain Securityholders, page 32

2.   Please refer to our prior comment 9. As previously requested, please revise your beneficial ownership table to include the name of the "CEO/Director" and the addresses of the beneficial owners.

      Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Matthew Derby, Legal Branch Chief, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Udo Ekekeulu